SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Thai Capital Fund, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

882905201

(CUSIP Number)

David Gale, Delta Dividend Group, Inc., 220 Montgomery Street,
Suite 426, San Francisco, CA 94104; 415/263-8908

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882905201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Delta Dividend Group, Inc. (EIN 11-3138669)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 310,650

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 310,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 310,650

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 882905201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David Gale

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 310,650 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 310,650(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 310,650(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

(1)  Solely in his capacity as an executive officer, director and majority stockholder of Delta Dividend Group, Inc.

Item 1.	Security and Issuer

The name of the issuer is Thai Capital Fund, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at c/o Daiwa Securities Trust Company, One Evertrust Plaza, Jersey City, NJ 07302. The securities of the Issuer are shares of its common stock, par value $.01 per share (the “Common Stock”).

Item 2.	Identity and Background

The identity of the persons filing this statement on Schedule 13D are Delta Dividend Group, Inc., a Delaware corporation (“Delta Dividend”), and Mr. David Gale, a natural person, a citizen of the United States and an officer, director and controlling stockholder of  Delta Dividend (collectively, the “Reporting Persons”). The address of the Reporting Persons is 220 Montgomery Street, Suite 426, San Francisco, CA 94104. The Reporting Persons are in the business of buying and selling securities of publicly-traded issuers for their own account as market makers on regional securities exchanges. During the last five years neither of the Reporting Persons (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons invested an aggregate of approximately $1.1 million in the 310,650 shares of Common Stock of the Issuer purchased thereby (the “Shares”). The funds used to make such purchases were from the working capital of Delta Dividend.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. Shares of Common Stock are presently traded almost exclusively on the pink sheets under the symbol “THCF.PK.” The Board of Directors of the Issuer has, at various times in the past two years, told stockholders of the Issuer that shares of Common Stock would be listed for trading on the Pacific Stock Exchange or the American Stock Exchange, though such listing has not yet occurred. The Reporting Persons intend to have conversations with the Board and management of the Issuer regarding various means of increasing the liquidity of the Common Stock. From time to time in the foreseeable future, the Reporting Persons may acquire additional shares of Common Stock, depending on market conditions.

In that regard, the Reporting Persons do not have any present plans or proposals which may relate to or result in any of the following:

•                  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•                  Any change in the present board of directors or management of the Issuer;

•                  Any material change in the present capitalization or dividend policy of the Issuer;

•                  Any other material change in the Issuer’s business or corporate structure;

•                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•                  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•                  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•                  Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Based on the information contained in the Issuer’s Definitive Proxy Statement on Form 14A, as filed with the Securities and Exchange Commission on April 23, 2003, there were 3,139,294 shares of Common Stock outstanding. The Shares held by the Reporting Persons constitute 9.9% of all of the shares of Common Stock of the Issuer presently outstanding.

(b) The Reporting Persons share voting and dispositive control over the Shares.

(c) In the past 60 days, the Reporting Persons have made the following purchases of Shares:

Date	Number of Shares Purchased	Price per Share

01/31/03	2,000	$4.00
02/02/03	5,700	$3.71
02/03/03	10,000	$3.74
03/06/03	4,000	$3.85
03/10/03	60,000	$3.79
03/11/03	10,000	$3.74
03/28/03	10,000	$3.65

(d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2003
Date
DELTA DIVIDEND GROUP, INC.
By: /s/ David Gale, President
Signature
DAVID GALE
Name/Title
By: /s/ David Gale
Signature